June 5, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

 Top to Bottom Pressure Washing, Inc.

 Amendment 7 to Registration Statement on Form S-1

 Filed April 22, 2013

 File No. 333-185174

We are in receipt of the commission’s comment letter dated May 6, 2013.  The following responses and documents are provided for your review.

We would appreciate the commission providing more guidance should there be more comments on Rule 419.  The purpose of the review is for the commission to provide filers with guidance to come to a final document for effectiveness.  We believe that we have covered what the commission is requesting however if there is a further deficiency please give us further direction so we may correct the deficiency.

General

1.

We have amended our document to comply with the requirements of Rule 419, including the escrowing provisions contained in Rule 419(b) of the Securities Act of 1933 as amended.

You will find the disclosure required under Rule 419 including Rule 419 (b) on pages I-3, I-4, I-19 – I-21.

2.

We have amended our document accordingly on pages I-3, I-4, I-19 – I-21.

3.

We have provided the disclosure per your request.

We may experience higher operating costs… page I-9

4.

We have amended our disclosure to conform to your comment.

Sincerely,

/s/Douglas P Zolla

President

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | M. 941.926.9700 P. 941.907.8481 F. 888.865.6949  Top2BottomPressureWashing@gmail.com